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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Financial Securities Marketing, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 NW Couch Street, Suite 900
(No. and Street)

Portland, Oregon 97209
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maria Rogers (503)232-6960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

1300 SW Fifth Avenue, Suite 3100, Portland Oregon 97201
(Address) (City) (State) (Zip Code)

SEC Mail Processing
MAR 02 2009
Washington, DC
111

SEC Mail Processing Section
MAR 03 2009
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Maria Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Financial Securities Marketing, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

FinOp

Title

Notary Public

OFFICIAL SEAL
SUSAN PROVENCHER
NOTARY PUBLIC-OREGON
COMMISSION NO. 425383
MY COMMISSION EXPIRES MAR 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M Financial Securities Marketing, Inc.
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report of Independent Auditors

To the Board of Directors of
M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)

In our opinion, the accompanying statement of financial condition and the related statement of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of M Financial Securities Marketing, Inc. (the "Company") as of December 31, 2008, and the results of its operations and its cash flows for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2009

M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 3,428,921
Intermediary fee receivables	1,583,846
Deferred income tax asset (Note 4)	28,443
Prepaid expenses and other assets	4,676
Total assets	$ 5,045,886
Liabilities	
Payable to Parent for income taxes (Note 4)	$ 2,233,252
Payable to Parent (Note 3)	402,644
Total liabilities	2,635,896
Stockholder's Equity	
Common stock, no par value, 100 shares issued and outstanding, 1,000 authorized	1,000
Additional paid-in capital	279,148
Retained earnings	2,129,842
Total stockholder's equity	2,409,990
Total liabilities and stockholder's equity	$ 5,045,886

The accompanying notes are an integral part of these financial statements.

M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Statement of Operations
Year Ended December 31, 2008

Revenues	
Intermediary fee income	$ 15,320,195
Interest income	116,263
Total revenues	15,436,458
Expenses	
Employee compensation and benefits	856,015
Meetings	1,110,012
Outside professional fees	256,955
Office expenses	297,543
General and administrative	95,532
Travel	48,534
Recruiting and relocation	37,988
Marketing	18,874
Education	4,366
Total expenses	2,725,819
Income before income taxes	12,710,639
Provision for income taxes (Note 4)	4,416,075
Net income	$ 8,294,564

The accompanying notes are an integral part of these financial statements.

M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Totals
Balances as of December 31, 2007	100	$ 1,000	$ 279,148	$ 3,087,936	$ 3,368,084
Net income	-	-	-	8,294,564	8,294,564
Dividends to Parent	-	-	(2,187,342)	(9,252,658)	(11,440,000)
Capital contribution from Parent (Note 4)	-	-	2,187,342	-	2,187,342
Balances as of December 31, 2008	100	$ 1,000	$ 279,148	$ 2,129,842	$ 2,409,990

The accompanying notes are an integral part of these financial statements.

M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 8,294,564
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities	
Intermediary fee receivables	(785,116)
Deferred income tax asset	2,219
Prepaid expenses and other assets	165
Payable to Parent for income taxes	2,861,107
Payable to Parent	(72,668)
Net cash provided by operating activities	10,300,271
Cash flows from financing activities	
Dividends to Parent	(11,440,000)
Net decrease in cash and cash equivalents	(1,139,729)
Cash at beginning of year	4,568,650
Cash at end of year	$ 3,428,921
Supplemental cash flow disclosures	
Noncash operating activity - capital contribution from Parent reducing payable to Parent for income taxes (Note 4)	$ 2,187,342

The accompanying notes are an integral part of these financial statements.

1. Basis of Presentation and Significant Accounting Policies

Organization and Nature of Business
M Financial Securities Marketing, Inc. (the "Company"), an Oregon corporation, was incorporated on June 20, 2005. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of M Financial Holdings Incorporated (the "Parent"). The Parent's primary operating subsidiary is M Life Insurance Company ("M Financial Re"). M Financial Re assumes and retrocedes life insurance contract risks. The life insurance contracts are produced for certain direct writing companies by agents who are stockholders in the Parent ("Member Firms"). The Company primarily receives intermediary fees in the form of compensation from selected insurance carriers based upon the volume of premiums and type of variable insurance products sold by Member Firms. The Company commenced operations in November 2006.

Basis of Presentation
The Company is engaged in a single line of business as a limited business broker-dealer, which primarily receives intermediary fees in the form of compensation from selected insurance carriers based upon the volume of premiums and type of variable insurance products sold by Member Firms.

Intermediary Fee Income
Intermediary fees are recognized as earned in the form of override compensation and reimbursement for certain expenses from direct writing insurance companies.

Intermediary Fee Receivables
Management believes the amount of any uncollectible accounts receivable was immaterial at December 31, 2008; accordingly, no provision for uncollectible accounts was recorded.

Cash and Cash Equivalents
The Company's cash consists of bank deposits and money market instruments. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent. For the year ended December 31, 2008, the Company has provided for income taxes as if the Company filed a separate income tax return.

The FASB Staff Position ("FSP") No. 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, defers the effective date of FIN No. 48 for certain nonpublic enterprises as defined in paragraph 289, as amended, of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. The Company has decided to defer the effective date of FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes*, to the subsequent fiscal year and will continue to account for and disclose income tax exposures pursuant to SFAS No. 5, *Accounting for Contingencies*.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and

liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain amounts have been reclassified to conform to the current year presentation.

2. Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness balances, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate indebtedness. As of December 31, 2008, the Company had net capital of $724,446, which was $548,720 in excess of its required net capital of $175,726. As of December 31, 2008, the Company had a ratio of aggregate indebtedness to net capital of 3.64 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Rule because of the nature of its business.

3. Related-Party Transactions

The Parent allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include those expenses related to shared occupancy, equipment, utilities, employees, supplies and administrative costs of the Company. Direct expenses of the Company were incurred and expensed by the Company. Such direct expenses include registrations, assessments, fees, and outside professional services, which were specific to the Company. All expenses are paid by the Parent and then reimbursed by the Company to the Parent. As of December 31, 2008, the Company had a payable to Parent for expenses of $402,644.

Between the time of the Company's incorporation in June 2005 and the commencement of business operations in November 2006, the Parent contributed capital in the amount of $279,148 in addition to the capital stock of $1,000. The Company currently earns net income to support its operations, however, the Parent has represented that in the event the Company may no longer have revenues large enough to fund its operations, the Parent will provide financial support to the Company until such time that the revenues earned are sufficient to cover the Company's operating expenses.

In cases where the Company has excess capital from operations, it will pay a dividend to its Parent. In 2008, the Company paid dividends to its Parent of $11,440,000, a portion of which was treated as a return of contributed capital. This portion related to the Parent's capital contribution in the amount of $2,187,342 as a result of the Company's tax sharing agreement with the Parent (Note 4) and in accordance with SFAS No. 109, *Accounting for Income Taxes*.

The Parent sold certain Senior Secured Notes pursuant to a Note Purchase Agreement, dated November 29, 2005. On January 23, 2009, certain of the holders of the notes wrote to the Parent advising that such holders concluded that certain modified coinsurance indemnity reinsurance agreements entered into by the Parent's subsidiary, M Life Insurance Company, in March 2008 were prohibited dispositions of assets resulting in Events of Default under the Note Purchase Agreement. The Parent disputes that there has been any Event of Default. The holders of the

notes and the Parent are currently attempting to negotiate a resolution of the dispute. It is possible that the resolution of the dispute could have an effect on the ability of the Parent to provide financial support to the Company. The Company does not expect this matter to have any impact on the financial statements for the year ended December 31, 2008.

4. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. For purposes of the financial statements, federal income taxes are calculated as if the Company filed a separate federal income tax return. The income tax expense included in the statements of operations as determined in accordance with SFAS No. 109, *Accounting for Income Taxes*, is as follows:

Federal	$ 4,411,644
State	4,431
	$ 4,416,075

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense at U.S. statutory tax rate	$ 4,321,617
The effect of	
Other	91,534
Increase due to state taxes, net of U.S. federal income tax effects	2,924
Income tax expense	$ 4,416,075

The Company has a tax sharing agreement with the Parent. Under the tax sharing agreement, the Company shall pay the Parent the amount of federal income tax, if any, that the Company would have paid had the Company filed a separate federal income tax return for such year. Also under this agreement, the Company's income taxes payable to its Parent shall be calculated by taking into account the Company's allocated share of the Parent's Incentive Compensation Plan ("ICP") expense that would have been generated by the Company had the Company filed its income tax return separately. The taxes related to ICP expense is not included in the income tax expense calculation but is treated as a capital contribution from the Parent and as a reduction in the payable for income taxes in accordance with the separate return allocation method required by SFAS No. 109, *Accounting for Income Taxes*. This contribution of capital is a noncash transaction.

The temporary differences that give rise to deferred income tax assets as of December 31, 2008 relates to the following:

Deferred income tax assets	
Start-up expenses	$ 28,436
Deferred state income tax, net of federal income tax effect	7
Net deferred income tax asset	$ 28,443

The Company believes that the deferred income tax assets listed are fully recoverable and, accordingly, no valuation allowance has been recorded. The Company bases its assessment as to

the realizability of the deferred income tax assets on available evidence including historical and projected operating results, estimated reversals of temporary differences and, where applicable, tax planning strategies. Estimates as to the realizability of deferred income tax assets are subject to change.

5. Disclosures about Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by SFAS No. 157, are used to measure fair value. The Company determined that fair value measurements were in accordance with the requirements of SFAS No. 157; therefore, its implementation did not have any impact on the statement of financial condition or results of operations, but did result in expanded disclosures about financial assets and liabilities measured at fair value, as discussed below.

- Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets the Company has the ability to access at the measurement date. The Level 1 category includes the money market funds of approximately $3,429,000 included in the total cash and cash equivalents line in the statement of financial condition as of December 31, 2008.

- Level 2 - Inputs other than quoted prices that are observable for the asset of liability either directly or indirectly, including inputs in markets that are considered to be active. The Company has no Level 2 financial assets or liabilities measured at fair value on the statement of financial condition as of December 31, 2008.

- Level 3 - Inputs that are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that the market participants would use in pricing the asset or liability. The Company has no Level 3 financial assets or liabilities measured at fair value on the statement of financial condition as of December 31, 2008.

6. Commitments and Contingencies

The Company, its Parent, and its Parent's subsidiaries, in common with the insurance industry in general, are subject to litigation in the normal course of their business. The Company's management does not believe that such litigation will have a material effect on its consolidated financial position.

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Schedule I

Computation of net capital	
Total stockholder's equity in statement of financial condition	$ 2,409,990
Less nonallowable assets	
Deferred income tax asset	28,443
Intermediary fee receivables	1,583,846
Prepaid expenses and other assets	4,676
Net capital before haircuts on securities position	793,025
Haircuts on money market	(68,579)
Net capital	$ 724,446
Computation of aggregate indebtedness	
Liabilities in statement of financial condition	
Payable to Parent for income taxes	$ 2,233,252
Payable to Parent	402,644
Aggregate indebtedness	$ 2,635,896
Computation of basic net capital requirement	
Minimum dollar net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 175,726
Excess net capital	548,720
Ratio of aggregate indebtedness to net capital	3.64 to 1

There are no material differences between the above computation of net capital under Rule 15c3-1 and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA Focus Report as of December 31, 2008.

M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Rule because the Company carries no customer accounts and, therefore, does not hold funds or securities for or owe funds or securities to customers.

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors of
M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)

In planning and performing our audit of the financial statements of M Financial Securities Marketing, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2009

PRICEWATERHOUSECOOPERS

M Financial Securities Marketing, Inc.

(a wholly-owned subsidiary of
M Financial Holdings Incorporated)
Financial Statements and Supplementary
Information Pursuant to SEC Rule 17a-5
December 31, 2008